UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15F

CERTIFICATION OF A FOREIGN PRIVATE ISSUER’S TERMINATION OF REGISTRATION OF A CLASS OF SECURITIES UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR ITS TERMINATION OF THE DUTY TO FILE REPORTS UNDER SECTION 13(a) OR SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number

BTG plc

(Exact name of registrant as specified in its charter)

10 Fleet Place

Limeburner Lane

London

EC4M 7SB
United Kingdom
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Ordinary Shares
(Title of each class of securities covered by this Form)

Place an X in the appropriate box(es) to indicate the provision(s) relied upon to terminate the duty to file reports under the Securities Exchange Act of 1934:

Rule 12h-6(a) ☐	Rule 12h-6(d) ☒

(for equity securities)	(for successor registrants)

Rule 12h-6(c) ☐	Rule 12h-6(i) ☐

(for debt securities)	(for prior Form 15 filers)

PART I

Item 1. Exchange Act Reporting History

A.                                   BTG plc (“BTG”) first incurred the duty to file reports under Section 13(a) of the U.S. Securities and Exchange Act of 1934, as amended (the “Exchange Act”), on December 4, 2008, as a result of its succession to the reporting obligations of Protherics plc (“Protherics”) pursuant to Rule 12g-3 under the Exchange Act in connection with its acquisition of Protherics by means of a scheme of arrangement. Protherics first incurred the duty to file reports under Section 13(a) or Section 15(d) of the Exchange Act on September 15, 1999, the effective date of Protherics’ registration statement on Form F-4 filed with the Securities and Exchange Commission (the “Commission”) in connection with the merger between Protherics and Therapeutic Antibodies, Inc.

B.                                     For purposes of this Form 15F, BTG is relying on the reporting history of Protherics, the registrant to which BTG succeeded, pursuant to Rule 12g-3 under the Exchange Act. Protherics has filed all reports required under Section 13(a) or Section 15(d) of the Exchange Act and corresponding Commission rules for the 12 months preceding the filing of this Form 15F, including its Annual Report on Form 20-F for the year ended March 31, 2008.

Item 2. Recent United States Market Activity

BTG has not sold any securities in the United States in a registered offering under the Securities Act of 1933.

Item 3. Foreign Listing and Primary Trading Market

A.                                   BTG maintains a listing of its ordinary shares (the “BTG Shares”) under the trading symbol “BGC” on the London Stock Exchange (the “LSE”) in the United Kingdom, which constitutes the primary trading market for the BTG Shares.  The BTG Shares are not listed on any other exchange.

B.                                     The date of initial listing of the BTG Shares on the LSE was July 6, 1995. BTG has maintained this listing on the LSE for at least 12 months preceding the filing of this Form 15F.

C.                                     During the 12-month period beginning December 1, 2007 and ending December 1, 2008, 100% of the trading in the BTG Shares occurred on the LSE.

Item 4. Comparative Trading Volume Data

A.                                   The 12-month period used for meeting the requirements of Rule 12h-6(a)(4)(i) was from December 1, 2007 to December 1, 2008 (the “Reference Period”).

B.                                     During the Reference Period, the BTG Shares traded exclusively on the LSE.  According to Bloomberg, the average daily trading volume of the BTG Shares during the Reference Period was 471,701 on a worldwide basis.  BTG is not aware of any trading of the BTG Shares in the United States.

C.                                     The average daily trading volume of the BTG Shares in the United States constituted 0% of the average daily trading volume of the BTG Shares on a worldwide basis during the Reference Period.

D.                                    BTG has not delisted the BTG Shares from a national securities exchange or inter-dealer quotation system in the United States.

E.                                      BTG has not terminated a sponsored American Depositary Receipt (ADR) facility regarding the BTG Shares.

F.                                      BTG obtained the trading volume information as described in this Item 4 from Bloomberg.

Item 5. Alternative Record Holder Information

Not applicable.

Item 6. Debt Securities

Not applicable.

Item 7. Notice Requirement

A.                                   Protherics and BTG disclosed their intent to terminate the registration of the ordinary shares and American depositary shares of Protherics and of the BTG Shares, respectively, under Section 12(g) of the Exchange Act as well as their respective reporting obligations under Section 13(a) or Section 15(d) of the Exchange Act in a press release issued by Protherics dated November 14, 2008 (the “Press Release”).

B.                                     The Press Release was released to the Regulatory News Service of the LSE (the “RNS”) and disseminated in the United States via Market Wire.  In addition, Protherics posted the Press Release on the Company’s website (www.protherics.com) and furnished a copy of the Press Release to the Commission on Form 6-K on November 17, 2008.

Item 8. Prior Form 15 Filers

Not applicable.

PART II

Item 9. Rule 12g3-2(b) Exemption

BTG publishes the information required by Rule 12g3-2(b)(l)(iii) under the Exchange Act on its website at www.btgplc.com and through the RNS at www.londonstockexchange.com/en-gb/pricesnews/marketnews.

PART III

Item 10. Exhibits

Not Applicable.

Item 11. Undertakings

The undersigned issuer hereby undertakes to withdraw this Form 15F if, at any time before the effectiveness of its termination of reporting under Rule 12h-6, it has actual knowledge of information that causes it reasonably to believe that, at the time of filing the Form 15F:

(1)                                  The average daily trading volume of the BTG Shares in the United States exceeded 5 percent of the average daily trading volume of that class of securities on a worldwide basis for the same recent 12-month period that the issuer used for purposes of Rule 12h-6(a)(4)(i);

(2)                                  The BTG Shares were held of record by 300 or more United States residents or 300 or more persons worldwide, if proceeding under Rule 12h-6(a)(4)(ii) or Rule 12h-6(c); or

(3)                                  It otherwise did not qualify for termination of its Exchange Act reporting obligations under Rule 12h-6.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, BTG plc has duly authorized the undersigned person to sign on its behalf this certification on Form 15F. In so doing, BTG plc certifies that, as represented on this Form, it has complied with all of the conditions set forth in Rule 12h-6 for terminating its registration under Section 12(g) of the Exchange Act, or its duty to file reports under Section 13(a) or Section 15(d) of the Exchange Act, or both.

BTG plc

Date: December 4, 2008	By:	/s/ Christine Soden

	Name:	Christine Soden
	Title:	Director